[Gibson, Dunn & Crutcher LLP Letterhead]

RZolman@gibsondunn.com

January 30, 2008

(303) 298-5740	C 93166-00069

(303) 313-2830

VIA EDGAR

Kathleen Krebs
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3720
Mail Stop 3720

Re:	Qwest Communications International Inc.
Definitive 14A
Filed March 29, 2007
File No. 001-15577

Dear Ms. Krebs:

On behalf of Qwest Communications International Inc. (the “Company”) this letter confirms that pursuant to our conversation today, the Company will respond to the Staff’s January 17, 2008 letter to the Company on or before Thursday, February 7, 2008.

Please contact me at (303) 298-5740 with any questions.

Very truly yours,

/s/ Robyn E. Zolman
Robyn E. Zolman

REZ/rez